Commodore Applied Technologies, Inc.
                150 East 58th Street, Suite 3238
                       New York, NY 10155


                        December 15, 2004



Pamela A. Long, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-4
Washington, D.C. 20549-0404

     Re:  Commodore Applied Technologies, Inc. (the "Company")
          Preliminary Proxy Statement on Schedule 14A
          File No. 1-11871

Dear Ms. Long:

      Thank  you for your correspondence dated December 8,  2004.
We appreciate the Staff's assistance with compliance with the applicable disclosure requirements.

      We  have  filed  a revised preliminary proxy  statement  on
Schedule 14A on EDGAR that we believe incorporates the appropriate revisions in response to your comments. We would appreciate your expedited review of the revised proxy statement in order to permit us to meet our revised meeting timetable.

      Our responses to your comments are set forth below. Please note that our responses are keyed to your comments.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

  1. Disclose the number of record holders as of the most recent practical date. Please also tell us how the computation was made; in this regard we direct your attention to Phone Interp. M.30 of the 1997 Telephone Interpretations Manual that is available on our website (www.sec.gov).

       COMPANY RESPONSE:   We have included this  disclosure  on
       page 1 of the revised proxy statement in the fourth sentence under the caption "Who is


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       Entitled  to  Vote?". Please  note  that  the  computation of shareholders of record has been made in accordance with Exchange Act Rule 12g5-1 and Phone Interp. M.30 of the 1997 Telephone Interpretations Manual.

  2. Please clarify whether the preferred shareholders have any voting rights and, if so, describe.

       COMPANY RESPONSE:   We have disclosed that the  preferred
       shareholders have no voting rights in the last sentence under the caption "Who is Entitled to Vote?" on page 1 of the revised proxy statement. This disclosure is also included in the last sentences under the captions "What is the Effect of the Reverse Stock Split on Series E Convertible Preferred Stock?," "What is the Effect of the Reverse Stock Split on Series F Convertible Preferred Stock?," and "What is the Effect of the Reverse Stock Split on Series H Convertible Preferred Stock?," on pages 14 and 15.

  3. Please revise the beneficial ownership table to reflect the number of shares beneficially owned by officers and directors as a group. It would also appear that the Shaar Group should be included in the beneficial ownership table as a 5% owner since, as described in the proxy statement, a change in control of the company may occur if the Shaar Group exercises their conversion privileges on the Preferred Stock.

       COMPANY RESPONSE:    We  have  revised  the   beneficial
       ownership table on page 34 to reflect the beneficial ownership of officers and directors as a group and the beneficial ownership of The Shaar Fund.

  4. Please provide the information required under Item 404 of Regulation S-K.

       COMPANY RESPONSE:   We have included this  disclosure  on
       page 37 of the revised proxy statement.

Proposal 1 - Election of Directors & Director Biographies
---------------------------------------------------------

  5. Please disclose whether the companies listed for each director nominee are public companies. If information about these companies is not publicly available, then briefly describe their operations.

       COMPANY RESPONSE:    We have revised  the  disclosure  on
       pages 3 through 5 of the revised proxy statement to note whether the companies are public or private and to briefly describe the operations of the private companies.

Proposal 2
----------

  6.   Please  include the information required  by  Item  13  of
       Schedule 14A and comply with Instruction 2 to Item 13 of Schedule 14A. Note that, since you


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       are not S-3 eligible, this information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 13(b) of Schedule 14A.

       COMPANY RESPONSE:    We  have  included  the  information
       required by Item 13 of Schedule 14A by incorporation by reference in accordance with Item 13(b). In accordance with Item 13(c)(2), the revised proxy statement identifies on the last pages (pages 39 and 40) the information incorporated by reference. This will also confirm that (i) the previously filed statements or reports incorporated by reference will be delivered to security holders with the proxy statement as required by
       Item 13(b)(2) of Schedule 14A, and (ii) a manually signed copy of the accountant's report will be filed with the definitive proxy statement.

  7. Please include a prominent special considerations section setting forth the negative features of the transaction, e.g., that it may force your equity holders to sell at a time not of their choosing and that the forced sale may be at a depressed market price.

       COMPANY RESPONSE:   This disclosure is included on  pages
       11 and 12 of the revised proxy statement under the caption "What are the Risk Factors and Other Special Considerations Relating to the Reverse Stock Split?".

  8. Please explain why the board thinks this transaction is fair to the shareholders being forced out at a time and price not of their choosing. Please disclose why the board settled upon the proposed range for the reverse split.

       COMPANY RESPONSE:    This disclosure  regarding  why  the
       board thinks the transaction is fair to shareholders being forced out is included on pages 10 and 11 of the revised proxy statement under the caption "Why Does the
       Board Think the Transaction is Fair to the Shareholders?". The disclosure regarding why the board settled upon the proposed range for the reverse split is included in page 10 of the revised proxy statement under the caption "How did the Board Decide on the Range of 1-10 to 1-20 for the Reverse Split?".

  9. You state that the board has discretionary authority to implement the reverse stock split and reserves the right, even after stockholder approval, to forego the transaction. Please discuss the factors and circumstances that the board will consider in determining whether to adopt the proposal.

       COMPANY RESPONSE:   This disclosure is included  on  page
       12  of the revised proxy statement under the caption "What
       Factors will the Board consider in Determining Whether and When to effect the Reverse Stock Split?".

  10. Please disclose the factors the board will consider in determining when to effect the reverse split and whether the board has in fact determined the timing of the split.

       COMPANY RESPONSE:   This disclosure is included  on  page
       12  of the revised proxy statement under the caption "What
       Factors Will the Board consider in Determining Whether and When to effect the Reverse Stock Split?".

  11. Please disclose in a table, assuming the approval of Proposed 2 (for both a 1-for-10 and a 1-for-20 reverse stock split), the number of common shares that will be:

             *    issued and outstanding,
             *    authorized and reserved for issuance, and
             *    authorized but unreserved.

       COMPANY RESPONSE:   This disclosure is included  on
       page  12  of the revised proxy statement under the caption
       "How Many Shares Will Result after the Reverse Split?".

  12. We note your disclosure that you believe the low per share market price of your common stock is due to the overall weakness in the stock market. Please describe the other factors that are contributing to your low share price in light of the data in the stock performance graph that shows an improvement in the stock market.

       COMPANY RESPONSE:   This disclosure is included on page  9
       of the revised proxy statement under the caption "What are the Reasons for the Board's Recommendation?".

  13. Please be more specific about the policies and practices that discourage broker-dealers from dealing with low-priced stocks, if you are referring to the penny stock restrictions, then so state and provide a brief description of those restrictions.

       COMPANY RESPONSE:   This disclosure is included on  pages
       10 and 11 of the revised proxy statement under the captions "What are the Reasons for the Board's
       Recommendations?" and "What are the Risk Factors and Other Special Considerations Relating to the Reverse Stock Split?".

  14. In light of your current share price, please disclose whether your stock will likely be classified as penny stock following a reverse split.

       COMPANY RESPONSE:   This disclosure is included  on  page
       11 of the revised proxy statement under the caption "What are the Risk Factors and Other Special Considerations
       Relating to the Reverse Stock Split?".

What is the Effect on Fractional Shares?
----------------------------------------

  15. In the example in the second paragraph of this section you state that stockholders with fewer than four shares will be cashed out in a 1-for10 reverse split. However, it would appear that holders with fewer than ten shares would be cashed out. Please advise.

       COMPANY RESPONSE:   This disclosure has been corrected  in
       the revised proxy statement to provide that stockholders with fewer than ten shares would be cashed out.

What is the Effect of the Reverse Stock Split on the Series E and
F Convertible Preferred Stock?
-----------------------------------------------------------------

  16. You disclose under the section related to potential disadvantages to the transaction that the reverse stock split may not increase the price of your common stock. However, in these sections you disclose that there is no effect on the conversion of the Preferred Shares. Please disclose that if the share price does not increase, the Series E and F Convertible Preferred Stock will convert into a larger percentage of the outstanding shares and the effect on the company and its shareholders.

       COMPANY RESPONSE:   This disclosure has been included  on
       page 14 of the revised proxy statement under the captions "What is the Effect of Reverse Stock Split on Series E Convertible Preferred Stock" and "What is the Effect of Reverse Stock Split on Series F Preferred Stock?".

Proposal 3
-----------

  17. Please provide the accounting fees billed for each of the two fiscal years.

       COMPANY RESPONSE:   This disclosure has been provided  on
       pages 18 and 31 of the revised proxy statement.

Securities  Authorized  for  Issuance under  Equity  Compensation
Plans
-----------------------------------------------------------------

  18. Please provide a description of the material features of the plans that have not been approved by security holders.

       COMPANY RESPONSE:   This disclosure has been provided  on
       page 25 of the revised proxy statement.

Ten Year Option Repricings
--------------------------

  19.  Please include the new exercise price in the table.


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       COMPANY RESPONSE:    The  new  exercise  price  has  been
       included in the table in the revised proxy statement.

    The Company hereby acknowledges that:

       * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

       * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

       * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (212) 308-5800 or our counsel, Daniel B. Nunn, Jr., of McGuireWoods LLP, at (904) 798-
2654 if we can be of any service. Again, we appreciate your expedited review of the revised proxy statement.

                              Very truly yours,

                              /s/ James M. DeAngelis

                              James M. DeAngelis
                              Chief Financial and Administrative
                              Officer


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